Exhibit 99.1

Press Release

August 26, 2016

Ardmore Shipping Completes Annual Review of Securities Filings

HAMILTON, Bermuda—Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore” or the “Company”) today announced that it has completed its annual review of securities filings. As a part of this process, the Company has filed the following documents with the Securities and Exchange Commission (“SEC”): a shelf registration statement on Form F-3 (the “Registration Statement”) registering $500 million of primary securities and additional secondary securities, a registration statement on Form S-8 registering shares under the 2013 Equity Incentive Plan, and a prospectus supplement for an at-the-market (“ATM”) program.

Under the ATM program, the Company has entered into an open market sale agreement pursuant to which the Company may offer and sell common shares of up to an aggregate sales amount of $25 million. In addition, the Company’s Board of Directors has authorized an expansion of the existing share repurchase plan to $25 million. Ardmore expects to repurchase these shares in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares, and at any time Ardmore may suspend, delay or discontinue the share repurchase plan.

Anthony Gurnee, the Company’s Chief Executive Officer, commented:

“We routinely review our securities filings to ensure we have the ability at all times to pursue a range of potential opportunities in the execution of our strategic growth plan. We do not have plans for raising additional capital at this time.”

The offering under each of the ATM program and the Registration Statement will be made only by means of a prospectus supplement and an accompanying prospectus filed as part of an effective registration statement on Form F-3 filed with the SEC. When available, copies of the prospectus supplement and accompanying base prospectus related to the offering under the ATM program may be obtained from The IGB Group, telephone: 212-477-8438 or 646-673-9701, email: lberman@igbir.com or bdegnan@igbir.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. The Company provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy centers around operating a modern, high-quality fleet of product and chemical tankers, building key long-term commercial relationships, and maintaining its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about: the Company’s future financing activities, including the timing and terms of share repurchases and the Company’s plans regarding capital raising. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, changes in the Company’s capital requirements and those discussed in Ardmore’s public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:

The IGB Group

Mr. Leon Berman

Tel: 212-477-8438

Fax: 212-477-8636

Email: lberman@igbir.com

Or

Mr. Bryan Degnan

The IGB Group

Tel: 646-673-9701

Email: bdegnan@igbir.com